

June 20, 2023

Charles Ferry
Chief Executive Officer
Duos Technologies Group, Inc.
7660 Centurion Parkway, Suite 100
Jacksonville, Florida 32256

> **Re: Duos Technologies Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 12, 2023**
> **File No. 333-272603**

Dear Charles Ferry:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Marion Graham, Staff Attorney, at (202) 551-6521 or Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Thomas Cookson